UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13GA
                                 AMENDMENT No. 2.
                                ----------------


                               McData Corporation
                                (Name of Issuer)

                             Class B Common Stock
                         (Title of Class of Securities)

                                  580031102
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

	Black River Asset Management LLC
	I.R.S. Identification No: 41-2066451


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ..............................
	(b) ...........................


3.  SEC Use Only ....................................

4.  Citizenship or Place of Organization

	Delaware


	Number of Shares Beneficially Owned
	by Each Reporting Person With


5.	Sole Voting Power:  0

6.	Shared Voting Power:  2,555,496
	(see Item 4)

7.	Sole Dispositive Power:  0

8.	Shared Dispositive Power:  2,555,496
	(see Item 4)


9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  2,555,496
	(see Item 4)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)     [ ]

11.	Percent of Class Represented by Amount in Row (9): 7.35%

12.	Type of Reporting Person (See Instructions): IA

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Black River Global Equity Arbitrage Fund Ltd.
	I.R.S. Identification No: 98-0413797


2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ....................

	(b) ........................


3.	SEC Use Only ....................................


4.	Citizenship or Place of Organization

	Cayman Islands

	Number of Shares Beneficially Owned
	by Each Reporting Person With


5.	Sole Voting Power:  0

6.	Shared Voting Power:  2,555,496
	(see Item 4)

7.	Sole Dispositive Power:  0

8.	Shared Dispositive Power:  2,555,496
	(see Item 4)


9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  2,555,496
	(see Item 4)


10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)   [ ]

11.	Percent of Class Represented by Amount in Row (9): 7.35%

12.	Type of Reporting Person (See Instructions): OO

Item 1.

	(a) Name of Issuer:

		McData Corporation


	(b) Address of Issuer's Principal Executive Offices:

		380 Interlocken Crescent
		Broomfield, CO 80021


Item 2.

	(a) Name of Person Filing:

		This statement is filed by: (i) Black River Asset Management LLC ("BRAM LLC") with respect to shares of Class B common stock ("Shares") of the Issuer beneficially owned by Black River Global Equity Arbitrage Fund Ltd. ("BRGEAF") and (ii) BRGEAF with respect to Shares beneficially owned by it.

	(b) Address of Principal Business Office:

		The address of the principal business office of BRAM LLC is 12700 Whitewater Drive, Minnetonka, MN 55343.

		The address of the principal business office of BRGEAF is P.O. Box 309GT, Ugland House
		South Church Street
		George Town, Grand Cayman
		Cayman Islands


	(c) Citizenship:

		BRAM LLC is a Delaware limited liability company.
		BRGEAF is a Cayman Islands exempted company.


	(d) Title of Class of Securities:

		Class B Common Stock.


	(e) CUSIP Number:

		580031102.


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   []   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |X_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   Savings Association as defined in ss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)



Item 4. Ownership.

The percentages used herein are calculated based upon the Shares issued and outstanding as of December 30, 2005, as reported on the Issuer's quarterly report on Form 10-Q filed for the quarterly period ended October 31, 2005.

As of close of business on December 30, 2005

1.	Black River Asset Management LLC
(a)	Amount beneficially owned:  2,555,496
(b)	Percent of class:  7.35%
(c)	(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,555,496
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,555,496.

2.	Black River Global Equity Arbitrage Fund Ltd.
(a)	Amount beneficially owned:  2,555,496
(b)	Percent of class:  7.35%
(c)	(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,555,496
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,555,496.

BRAM LLC does not own any Shares or securities convertible into shares. Pursuant to an investment advisory agreement, BRAM LLC has investment and voting power with respect to the securities held by Black River Global Equity Arbitrage Fund Ltd.

Item 5. Ownership of Five Percent or Less of a Class

	Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on By the Parent Holding Company or Control
 	Person

	Not Applicable

Item 8.	Identification and Classification of Members of the Group

	Not Applicable


Item 9.	Notice of Dissolution of Group

	Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2006

Black River Asset Management LLC

/s/ Robert Goedken
_____________________________
Signature

Name:  Robert Goedken
Title:   Chief Legal Officer


Date:  February 14, 2006

Black River Global Equity Arbitrage Fund Ltd.
By: Black River Asset Management LLC
    Its Investment Adviser

/s/ Robert Goedken
_____________________________
Signature

Name:  Robert Goedken
Title:   Chief Legal Officer